Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated December 11, 2014

Relating to Preliminary Prospectus dated December 11, 2014

Registration No. 333-200668

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated December 11, 2014 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-200668) of Flexion Therapeutics, Inc. relating to these securities. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1419600/000119312514439827/d703774ds1a.htm

This free writing prospectus supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus.

SUMMARY

Common stock offered by us	5,040,000 shares (or 5,796,000 shares if the underwriters’ over-allotment option is exercised in full).

Common stock to be
outstanding after this offering	20,667,288 shares, based on 15,627,288 shares of common stock outstanding as of September 30, 2014.

Option to purchase additional common stock	756,000 shares.

Public offering price	$17.00 per share.

Net Proceeds	We estimate that we will receive net proceeds of approximately $80.0 million (or approximately $92.1 million if the underwriters’ over-allotment option is exercised in full) from the sale of the shares of common stock offered by us in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1419600/000119312514439827/d703774ds1a.htm. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it from: BMO Capital Markets Corp., 3 Times Square, 27th Floor, New York, NY 10036, Attention: Equity Syndicate Department, Telephone: (800) 414-3627, Email: bmoprospectus@bmo.com; or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281; Attention: Equity Syndicate Department, Telephone: (877) 822-4089, Fax: (212) 428-6260.